gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

January 17, 2006

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Five to the above Registration Statement.  The only changes made consist of (i) updating of Item 27; (ii) proper Item 28, Undertakings; and (iii) new accountants and counsel consents.

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

/s/ Gary B. wolff

Gary B. Wolff

GBW:hk

Enclosure

cc:

Snow & Sail Sports, Inc.

Mantyla McReynolds, LLC